SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10409

INTERCONTINENTAL HOTELS GROUP PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

20 North Audley Street,
London W1K 6WN
England
(Address of principal executive offices)

Copies to:

Richard C. Morrissey, Esq.
Sullivan & Cromwell
1 New Fetter Lane
London EC4A 1AN

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name on Each Exchange On Which Registered
American Depositary Shares Ordinary Shares of £1 each	New York Stock Exchange New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Not Applicable

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes            No

      Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17           Item 18

      The undersigned registrant hereby amends its Registration Statement on Form 20-F (Registration No. 1-10409), filed with the Securities and Exchange Commission (the “Commission”) on December 13, 1989, as set forth below.

      Following the approval of the High Court of Justice of England and Wales, the scheme of arrangement of Six Continents PLC (“Six Continents”) became effective on April 11, 2003 and the separation of the retail business of Six Continents from the hotels business and soft drinks business of Six Continents into two separate companies, Mitchells & Butlers PLC and InterContinental Hotels Group PLC, respectively, became effective on April 14, 2003. As a result, Six Continents PLC has become a wholly-owned subsidiary of InterContinental Hotels Group PLC, and InterContinental Hotels Group PLC has succeeded to Six Continents PLC’s registration with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F on its behalf.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

By: /s/ Catherine Springett

Name: Catherine Springett
Title: Head of Secretariat

Date: April 15, 2003